NOVAWEST RESOURCES INC.

Suite 1000, The Marine Building, 355 Burrard Street, Vancouver, British Columbia, Canada V6C 2G8
Phone: (604) 683-8990 or Toll Free: 1-800-663-8990 Fax: (604) 574-5189
Website: www.novawest.com E-Mail: novawest@novawest.com

For Immediate Release

Raglan and Corporate Update

TSX Venture Exchange Listed - Canada
Trading Symbol – NVE
Website – http://www.novawest.com

S.E.C. Exemption 12(g)3-2(b)
File No. 82-3822
Standard & Poors Listed
Dun & Bradstreet Listed

February 3, 2003

NovaWest Resources Inc. (the "Company") Symbol "NVE" on the TSX Venture Exchange is pleased to announce that the Company and Dumont Nickel Inc. ("Dumont") have amended the terms of their earlier agreement to allow the Company to accelerate the purchase of a 100% interest in the Checkmate Project (PEM #1441) situated in Raglan, Quebec. Under the terms of the amendment, the Company has now made one final payment of $10,000 cash and 120,000 shares completing the earning of its 100% interest the Checkmate Project. The Company has also had the Checkmate project (PEM #1441) designated from Permit to Claim Cel status thus preserving $178,000 in banked work credits presently remaining with the property. The Checkmate Project forms an integral part in the Company's 600 sq. km. Raglan Assemblage that is at the centre of the recent, extensive staking activity at Raglan, Quebec in search of Ni-PGMs.

In other business the Company reports that it has closed $108,300 of the financing announced December 4, 2002. The financing was closed short of its initial target. The Private Placement announced November 22, 2002 for the identical amount was announced in error and the Company will not be concluding that financing. The Company is now working on raising funds significant enough to initiate exploration on a number of its projects.

The Company is expecting to receive its Qualifying Report on the recently announced Solarus Gold Project in early February. Once its geological team has had an opportunity to review the Qualifying Report in detail the Company will make a decision on whether to develop the Solarius Project on its own or joint venture the project. The Solarus encompasses 61 claim units totaling approximately 2,440 acres, situated 360 kms northeast of Thunder Bay, Ontario in the eastern extension of the Beardmore-Geraldton Greenstone Belt, and directly north of the Hemlo-Schrieber gold district, which produces 25% of the gold production in Canada. The Beardmore-Geraldton camp has produced in excess of 4 million ounces of gold to date.

NovaWest invites the public to visit its website at **http://www.novawest.com** or e-mail us at **novawest@novawest.com** to be added to the Company's e-mail list for press releases and updates.

ON BEHALF OF THE BOARD OF DIRECTORS OF NOVAWEST RESOURCES INC.

"Patrick D. O'Brien"
Patrick D. O'Brien – Chairman

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